# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Circle Internet Group, Inc., CIK 0001876042
CUSIP: 172573107
Title of class of securities: Class A common stock
Address of issuer's principal executive offices: One World Trade Center, New York, New York (NY), 10007
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001537061

## Reporting persons
- James Breyer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 6,885,568; shared voting power 13,649; sole dispositive power 6,885,568; shared dispositive power 13,649; aggregate amount beneficially owned 6,899,217 (3.2% of the class)
- Breyer Capital L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- The James W. Breyer 2005 Trust u/d/t March 25, 2005: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 6,465,099; shared voting power 0; sole dispositive power 6,465,099; shared dispositive power 0; aggregate amount beneficially owned 6,465,099 (3% of the class)

## Item 1. Issuer
Name of issuer: Circle Internet Group, Inc.
Address of issuer's principal executive offices: One World Trade Center, New York, New York, 10007

## Item 2. Person Filing
Name of person filing: This Amendment No. 1 amends the initial statement on Schedule 13G (the "Schedule 13G") jointly filed on August 13, 2025 by James Breyer, a citizen of the United States, Breyer Capital L.L.C., a Delaware limited liability Company ("Breyer LLC"), and The James W. Breyer 2005 Trust u/t/d March 25, 2005, a trust formed under and governed by the laws of the State of Texas (the "Trust") (each a "Reporting Person" and together, the "Reporting Persons"). Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13G. Except as set forth herein, the Schedule 13G is unmodified.
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is 908 West 16th Street, Austin, Texas, 78701.
Citizenship: See the responses to Item 4 of each of the cover pages and Item 2(a) above.

## Item 4. Ownership
Amount beneficially owned:
Item 4(a) of the Schedule 13G is hereby amended and restated as follows:

As of the date hereof, the Trust directly holds 6,465,099 shares of the Class A common stock of the Issuer (the "Common Stock"). Tuscany Sunrise Capital LLC, a Delaware limited liability company ("Tuscany LLC"), directly holds 316,004 shares of Common Stock. Tuscany Sunrise II LLC, a Delaware limited liability company ("Tuscany II"), directly holds 104,465 shares of Common Stock. The Marital Trust, a trust formed under and governed by the laws of the State of Texas ("Marital Trust"), directly holds 13,649 shares of Common Stock. As of the date hereof, Breyer LLC does not hold shares of Common Stock.

Mr. Breyer serves as trustee of the Trust. Accordingly, Mr. Breyer may be deemed to have voting and dispositive power over the shares of Common Stock held by the Trust. Mr. Breyer serves as Manager of Tuscancy LLC and accordingly may be deemed to have voting and dispositive power over the shares of Common Stock held by Tuscany LLC. Tuscany II is wholly owned by the Tuscany II Annuity Trust 2019 for which Mr. Breyer serves as the trustee. Accordingly, Mr. Breyer may be deemed to have voting and dispositive power over the shares of Common Stock held by Tuscany II. Mr. Breyer is one of three trustees of the Marital Trust and accordingly may be deemed to share voting and dispositive power over the shares of Common Stock held by the Marital Trust.

Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock described above (except the Trust with respect to the shares that it holds directly) and neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission to the contrary. The filing of this Schedule 13G should not be construed as an admission that any of the Reporting Persons are members of a "group" for the purposes of Sections 13(g) and 13(d) of the Securities Exchange Act of 1934, as amended.
Percent of class:
Item 4(b) of the Schedule 13G is hereby amended and restated as follows:

See the responses to Item 11 of the cover pages hereof.

Calculation is based on 216,487,160 shares of Common Stock outstanding, the number of shares of Common Stock the Issuer reported as outstanding as of November 6, 2025 in its Quarterly Report on Form 10-Q filed with the Commission on November 12, 2025.
Sole power to vote or to direct the vote: See the responses to Item 5 of the cover pages hereof.
Shared power to vote or to direct the vote: See the responses to Item 6 of the cover pages hereof.
Sole power to dispose or to direct the disposition: See the responses to Item 7 of the cover pages hereof.
Shared power to dispose or to direct the disposition: See the responses to Item 8 of the cover pages hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 10. Certifications
Not applicable.

## Signatures
- James Breyer: /s/ James Breyer, James Breyer (02/17/2026)
- Breyer Capital L.L.C.: /s/ James Breyer, James Breyer, President (02/17/2026)
- The James W. Breyer 2005 Trust u/d/t March 25, 2005: /s/ James Breyer, James Breyer, Trustee (02/17/2026)